7.6

05008451

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BAA PLC

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 01 2005

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3372 FISCAL YEAR 3-31-05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 5/31/05

BAA

82-3372

Investor Relations

BAA plc

Financial Results for the Year Ended 31 March 2005

3-31-05
AR/S

Tuesday 17 May 2005

Sarah Hunter
Head of Investor Relations
BAA plc, 130 Wilton Road, London SW1V 1LQ
Tel: + 44 (0)20 7932 6692
Fax: +44 (0)20 7932 6783
E-mail: sarah_hunter@baa.com
www.baa.com/investor

Embargoed until 0700 hours Tuesday 17 May 2005

BAA RESULTS FOR THE YEAR ENDED 31 MARCH 2005

BAA REPORTS STRONG OVERALL PERFORMANCE

Performance for the year

- Group revenue up 7.4% to £2,115 million (2004: £1,970 million).
- Group operating profit up 9.1% to £672 million (£616 million).
- Profit before tax up 36.0% to £733 million (£539 million).
- Earnings per share up 43.7% to 51.0 pence (35.5 pence).
- Dividend per share up 6.0% to 21.2 pence (20.0 pence).

Underlying performance for the year

- Group operating profit before exceptional items up 11.7% to £688 million (£616 million).
- Profit before tax and exceptional items up 18.8% to £637 million (£536 million).
- Underlying earnings per share up 18.7% to 41.9 pence (35.3 pence).

Summary business performance for the year

- Passenger traffic up 6.3% to a record 141.7 million (133.4 million) – up 9.7% in first quarter, 5.7% in second quarter, 4.3% in third quarter, and 5.4% in final quarter.
- Net retail income up 7.3% to £588 million (£548 million) and net retail income per passenger increased 1.0% to £4.16 (£4.12).
- Property transactions realised £625 million net cash proceeds and £112 million exceptional profit (pre-tax).
- £16 million exceptional reorganisation costs to improve customer focus and operational effectiveness and efficiency.
- Capital expenditure £1,403 million (£1,318 million), including £773 million (£724 million) on Terminal 5, which remained ahead of schedule and on budget.
- Net debt £3,080 million (£2,770 million) and gearing 56% (56%).

Mike Clasper, Chief Executive Officer of BAA commented:

"BAA has delivered another good set of results. Great retail performance, in spite of adverse conditions, smart use and development of assets and improved customer service, all supported by a strong focus on innovation, have driven our operational performance. At the same time we have also delivered an exceptional property related profit of £112 million thanks to our property management and transaction skills, which enabled us to create the Airport Property Partnership with Morley Fund Management. All these attributes give me confidence that we can sustain growth and translate our forecast rise in London passenger

A presentation and webcast of BAA's results will take place at 9.30 am today at Bloomberg, City Gate House, 39-45 Finsbury Square, London EC2A 1PQ.

A pre-recorded interview with BAA's Chief Executive Officer, Mike Clasper, is available from 7.30 am today on BAA's website - www.baa.com/investor.

Media enquiries: **Duncan Bonfield**
Tel +44 (0)20 7932 6654

Investor enquiries: **Sarah Hunter**
Tel +44 (0)20 7932 6692

SUMMARY OF RESULTS

	Year ended 31 March 2005	Year ended 31 March 2004	Change %
Passenger traffic	141.7m	133.4m	6.3
Group revenue[1]	£2,115m	£1,970m	7.4
Group operating profit[1,2]	£672m	£616m	9.1
Profit before tax[2,3]	£733m	£539m	36.0
Earnings per share[2,3]	51.0p	35.5p	43.7
Dividend per share	21.2p	20.0p	6.0
Net retail income[4]	£588m	£548m	7.3
Net retail income per passenger[5]	£4.16	£4.12	1.0
Capital expenditure	£1,403m	£1,318m	6.5

[1] excludes associates and joint ventures.

[2] stated after £16 million (£nil) exceptional reorganisation costs.

[3] stated after £96 million (£3 million) net exceptional profit (before tax).

[4] defined as revenues received directly from third party retail operators, concession fee paid to UK airports by World Duty Free (WDF) and WDF's operating profit – see note 12 of the attached financial statement.

[5] defined as net retail income divided by number of passengers (excluding helicopter passengers) – see note 12.

OPERATING AND FINANCIAL REVIEW

Operating review

Passenger numbers rose 6.3%, with first half growth of 7.5% reflecting the recovery from the Gulf War and SARS in 2003/04. Aeronautical yields increased 6.4%. Net retail income per passenger grew 1%, despite a background of extremely challenging external conditions. An improved focus on service quality and operational effectiveness kept the rise in the business's underlying cost base to 5.4%.

The results for the year also reflect a net exceptional profit before tax of £96 million, comprising £112 million profit from property disposals (primarily the result of the creation of the Airport Property Partnership (APP), a joint venture with Morley Fund Management) less £16 million reorganisation costs (related to the change in the Group's operating model).

Year of innovation and growth

During the year BAA innovated across all aspects of the business to accommodate the record number of passengers, increase commercial revenues and control costs.

Passenger traffic at BAA's UK airports grew 6.3% to a record 141.7 million passengers, with good growth achieved at all seven airports. At Heathrow, passenger traffic grew 5.3% to 67.7 million as pilot schemes to improve check-in and security screening were introduced, resulting in improved customer experience and travellers with more airside shopping time and a greater propensity to purchase before boarding.

Gatwick's passenger traffic was up 6.5% to 32.0 million, above the pre-September 11 2001 level for the first time. At Stansted, passenger traffic was up 9.1% to 21.2 million as a result of the introduction of new routes. The three Scottish airports saw passenger growth of 6.0% to 19.3 million passengers, with an increasing number of long haul routes being offered from Glasgow and Edinburgh and growth in the domestic and European markets out of Aberdeen. Southampton grew a further 12.9% to 1.5 million passengers, as its route network continued to grow.

To accommodate the increasing demand, the Group has continued to build new facilities at all its airports. At Heathrow, the Group is making good progress on the building of Terminal 5, where the project is now almost 60% complete, ahead of schedule and on budget. Heathrow's management is developing plans to transform its existing four terminals to provide more space and improved facilities. During the year, commercial agreements were signed with the Star Alliance and Virgin Atlantic for the redevelopment, over the next seven years, of Terminals 1 and 3. Work also continued to accommodate the Airbus A380's arrival at Heathrow in spring 2006.

Reorganisation for improved operations

BAA has commenced the implementation of a significant reorganisation programme designed to ensure the Group improves its focus on customers and operational effectiveness and efficiency. This new operating model is airport-led, which means devolving greater responsibility and accountability as close to the customer as possible.

In 2004/05 BAA recognised £16 million of exceptional reorganisation costs. £11 million related to the implementation of change programmes in certain support functions (primarily finance and property) and £5 million on development of the wider programme. The costs recognised to date are cash costs; the key components being severance, organisational design and programme development. Actions implemented to date will deliver estimated annual savings of some £4 million and are essential enablers of the wider programme. Further details of the costs and benefits of the reorganisation will be announced as the programme is finalised. The intention is that this will be no later than November 2005.

Property transactions

On 11 March, BAA completed a 50:50 property joint venture with Morley. BAA injected certain commercial property assets into the joint venture, APP, at a transaction value of £793 million, for which it received net cash proceeds of £565 million (after £6 million of cash transaction costs) and equity shares worth £222 million. The deal crystallized the value of a significant element of BAA's investment property portfolio, delivered cash to deploy against core strategies and gives the property business better access to capital and to Morley's complementary expertise.

Financial overview

Group revenue increased 7.4% to £2,115 million (£1,970 million) on passenger traffic growth of 6.3%. Group operating profit was up 9.1% to £672 million (£616 million), reflecting the growth in revenue partially offset by a 5.4% rise in underlying operating expenditure to £1,427 million (£1,354 million) and £16 million (£nil) exceptional reorganisation costs.

Profit before tax increased 36.0% to £733 million (£539 million) primarily as a result of the £56 million growth in Group operating profit, £10 million increase in the Group's share of profit from joint ventures and associates (up from £9 million to £19 million) and £112 million exceptional property related profit. This includes £73 million profit on the APP transaction and a further £39 million from the disposal of hotels and petrol stations. The Group realised net cash proceeds (before related tax) of £625 million from these transactions.

Underlying results

Excluding the impact of these exceptional items, the underlying growth in Group operating profit was 11.7% to £688 million (£616 million) and profit before tax was 18.8% to £637 million (£536 million). Underlying earnings per share grew 18.7% to 41.9 pence (35.3 pence). The commentary below is based on the Group's underlying performance, before exceptional items, to provide greater clarity and comparability.

Group revenue

The 7.4% growth in revenue of £145 million to £2,115 million was driven primarily by UK airports (including World Duty Free) revenue, which increased £143 million (7.8%) to £1,967 million. This was the result of the 6.3% growth in passenger traffic, a strong retail performance, in challenging circumstances, and the 6.4% increase in aeronautical charges per passenger. Our international businesses (excluding associates and joint ventures) grew revenue 11.3% to £59 million, primarily due to the new retail management contract at Baltimore airport and increased traffic charges from our Naples airport subsidiary (Gesac).

UK retail income

UK airport retailing performance was strong, with net retail income growth of 7.3% to £588 million (£548 million) and net retail income per passenger increasing 1.0% to £4.16 (£4.12). This was despite adverse external conditions during the year, notably the impact of the enlargement of the EU and the effect on passenger spending of the weak US dollar.

UK airport charges

UK airport charges grew 13.1% to £811 million (£717 million). Average aeronautical charges per passenger increased 6.4% to £5.66 (£5.33), primarily reflecting the regulatory settlement at Heathrow.

Group operating expenditure

Group operating expenditure rose by £73 million (5.4%) to £1,427 million (£1,354 million). This included £28 million (5.9%) rise in staff costs. Depreciation and accelerated asset write-offs increased £28 million (10.9%), including a £6 million Heathrow Express check-in facilities write-off. Rents, rates and utilities rose £13 million (7.9%), reflecting the physical expansion of facilities at the airports and the impact of rising energy prices.

Operating profit

Group operating profit increased 11.7% to £688 million (£616 million). The £72 million growth was driven primarily by the performance of the UK airports (including WDF), which saw operating profit increase £75 million (13.0%) to £653 million (£578 million). The record passenger numbers and the improved yields, in both airport charges and net retail income per passenger, together with the continuing focus on controlling operating costs, led to strong operating profit growth at all UK airports.

Naples, the Group's international airport subsidiary, together with the management contracts of the international airport businesses, delivered a £3 million increase in profit to £15 million (£12 million), included within Group operating profit. The Group's share of operating profit from Melbourne and Perth airports, both equity accounted investments, rose from £7 million to £18 million.

A 3.0% growth in passengers drove Heathrow Express' increase in underlying operating profit, up £2 million to £16 million (£14 million), before the £6 million asset write off. Preparations are ongoing for the introduction of the Heathrow Connect stopping service in the next three months.

BAA Lynton generated £15 million (£17 million) of operating profit from its rental and management fee income. The reduction in operating profit reflects the disposal of rental and fee earning property. BAA Lynton will manage the airport properties held by APP and will receive a management fee for this service.

Net interest and finance charge

Group interest payable, net of interest receivable but before capitalised interest, increased by £29 million to £198 million (£169 million). The Group has benefited from lower interest rates on new borrowings entered into during the year (particularly the issue of the Euro 750 million 4.5% bond), the impact of bonds issued in the prior year and a higher return on cash.

Interest capitalised increased £42 million to £127 million (£85 million), reflecting the significant rise in capital projects under construction to £3,020 million (£2,263 million) at 31 March 2005.

Taxation

Before exceptional items, the tax charge for the year was £188 million (£161 million) and represents an effective tax rate of 29.5% (30%). An exceptional tax credit of £1 million related to the exceptional profit was also recognised in the profit and loss account. This comprised a corporation tax charge of £29 million (mainly from the disposal of investment properties) and a deferred tax credit of £30 million (related to the retention of capital allowances associated with property assets sold and to reorganisation costs).

Earnings per share

Earnings per share, before exceptional items, increased 18.7% to 41.9 pence (35.3 pence). Earnings per share (after exceptional items) increased by 43.7% to 51.0p (35.5 pence).

Dividends

The recommended final dividend for the year is 14.3 pence (13.4 pence), giving a total dividend for the year of 21.2 pence (20.0 pence), an overall increase of 6.0%.

Cashflow

After deducting interest, tax and dividend payments, £467 million of operating cashflow (£406 million) was available to fund our capital investment programme, demonstrating BAA's continued strong conversion of operating profit to cash. The APP joint venture and the other investment property sales generated a further cash inflow of £625 million. The balance of the £1,403 million capital investment during the year was funded by increased net debt.

Balance sheet position

Shareholders' funds during the year increased £527 million to £5,501 million (£4,974 million), representing 88% of the Group's market value at 31 March 2005. This increase was primarily due to retained profit of £318 million and an unrealised surplus of £214 million on the revaluation of investment properties at 31 March 2005.

Capital investment programme

Excluding capitalised interest, the Group invested £1,403 million (£1,318 million) during the year, of which £1,316 million related to the three London airports.

£773 million was invested in 2004/05 at Heathrow's Terminal 5, where good progress on site continues to be made. As of today, this progress has included:

- the successful lift of the main terminal roof;
- completion of satellite one substructure, superstructure and roof assembly;
- handover to Heathrow of ten stands and associated taxiways (completing the second regulatory milestone six months early);
- the relocation and lift to full height of the new air traffic control tower; and
- the completion of boring of all nine tunnels.

At Heathrow, a further £360 million was invested, including continuing works on the airfield to accommodate the Airbus A380, further pier segregation works and completion of the airside road tunnel linking the central terminal area to Terminal 5. On 27 May 2005, an extension to the international departure lounge of Terminal 1 will open, providing an additional 2,000 square metres, a 19% increase in the terminal's existing retail space.

Over the next three years, the focus will be on working with partners at Heathrow to ensure the operations are ready for Terminal 5's opening on 30 March 2008. This will include:

- the adaptation of organisational structures, work practices and processes;
- the recruitment and training of new and existing staff; and
- the provision of assistance to our airline partners to integrate and reorganise operations across the five terminals.

Our initial estimate is that, during this period, BAA will incur non-recurring operating costs related to this activity of approximately £60 million, with the majority of the costs being incurred in the final year. In addition, the nature of the activity in 2007/08 at Terminal 5 may require depreciation and interest to be charged against profit for approximately three months. This would have no cash implications.

At Gatwick, £131 million was invested during the last year, including completion of Pier 6, which opened on 16 May 2005. The new pier provides 12 pier-served aircraft stands for the North Terminal and is the first European airport development to span a live taxiway. Aircraft as large as a Boeing 747-400 will be able to pass underneath and passengers will enjoy spectacular views across the airfield.

In Glasgow, extra capacity has been added to the main terminal and T2 (designed to handle in excess of 1.5 million passengers) was opened at the beginning of the summer. In January work began on an extension to the international pier, stage one of a £50 million redevelopment of the main terminal building. At Edinburgh, the new multi storey car park opened in September and the airport's new control tower is progressing well.

On 28 April 2005 the Group published its 10 year Capital Investment Plan for Heathrow, Gatwick and Stansted. The Group anticipates investing approximately £6.8 billion (in 2005/06 constant pricing) in its three London airports over this period, with £1.4 billion being invested in the current year. The plan has been developed as part of the Group's annual consultation with airline customers, to deliver efficient capital investment to meet capacity demand for the benefit of both airlines and passengers.

Financing

Net debt at 31 March 2005 was £3,080 million (£2,770 million). The £310 million movement in the year primarily reflects the Euro 750 million 4.5% bond, issued 30 September 2004, and an additional £150 million EIB loan drawdown, offset by an increase of £320 million in cash and short term liquid investments. At 31 March 2005, the Group had undrawn committed facilities of £1,079 million (£1,077 million).

In summer 2004, Standard & Poor's and Moody's Investors Service reaffirmed the long and short term credit ratings of BAA plc at A1+/A+ and A3/P2 respectively and maintained the stable outlook. These ratings were reconfirmed following the APP transaction in March.

Derivatives

At 31 March 2005, the Group had outstanding forward starting interest rate swaps against future bond issues of £1,550 million and £475 million in respect of existing bonds. There was also a £200 million fixed to floating interest rate swap maturing in 2012 and a cross currency swap in respect of the Euro 750 million bond. The mark to market valuation of these interest rate derivatives at 31 March 2005 implied a liability of £16 million (compared to £13 million liability on

Pensions

At 31 March 2005, under FRS17, the pension fund, and other retirement benefits, had a deficit of assets over future liabilities of £138 million (net of deferred tax) compared with a deficit of £111 million at 31 March 2004. The movement in the deficit reflects an increase in the scheme's liabilities of £184 million, or 11.0%, primarily due to changes in demographic and economic assumptions, including estimates of life expectancy and a reduction in the discount rate. This has been partially offset by an increase of £149 million, or 9.8%, in the scheme's assets.

From 1 April 2005, the Group has increased its contribution to the main pension scheme to 17% of pensionable pay (14%), giving an annual cash cost of approximately £43 million, compared with £34 million in the year ended 31 March 2005. The Group remains committed to providing a defined benefits pension scheme to support its employee and talent retention strategy.

International Financial Reporting Standards (IFRS)

The Board of BAA believes that timely and relevant communication of the Group's transition to IFRS is important. Consequently, an IFRS announcement was issued and a presentation provided on 15 March 2005 to advise shareholders and the financial community of the implications of transition. This announcement provided a preliminary unaudited restatement of the Group's UK GAAP 30 September 2004 interim announcement. Copies of this announcement and related appendices (which provide detailed reconciliations between UK GAAP and IFRS and details of revisions to the accounting policies), plus a webcast of the presentation, can be found on BAA's website at www.baa.com/IFRS. The Group will be issuing its full year announcement for 2004/05 restated under IFRS on 16 June 2005. The restatement will be unaudited.

The major impacts of transition to IFRS are:

- recognition of the annual valuation surplus on investment properties in the income statement;
- recognition in the income statement of fair value gains and losses on derivative financial instruments, subject to hedge accounting;
- recognition of derivative financial instruments and related hedge accounting entries in the balance sheet;
- separation in the balance sheet of the debt and equity elements of BAA's convertible bonds, and a consequential increased finance cost recorded in the income statement;
- recognition of a charge for share-based payments in the income statement;
- valuation of the majority of operational land assets on transition and use of this as the deemed cost for future periods, in accordance with the first-time adoption rules of IFRS;

- recognition in the balance sheet of proposed dividends only when approved; and
- changes to the format of primary statements.

In summary, the transition to IFRS will result in a change in the manner that items are presented and introduce volatility into BAA's financial statements. However, the Group's strategy and the underlying economics of the business remain unaffected by the transition.

Interim reporting

From 1 April 2005 the Company intends to make formal results announcements every six months: on an interim basis as at 30 September and a preliminary announcement for the full year to 31 March. The current quarter one and quarter three financial announcements will be replaced by pre-close trading updates nearer the interim and full year period ends. After this change, the Company will be in line with current UK practice and the European Transparency Directive. The timing of this change follows a review of the Group's communications and reporting processes, performed as part of the Group's IFRS transition programme.

Outlook

BAA has delivered another good set of results. Great retail performance, in spite of adverse conditions, smart use and development of assets and improved customer service, all supported by a strong focus on innovation, have driven the Group's operational performance. At the same time, the Group has also delivered an exceptional property related profit of £112 million, thanks to its property management and transaction skills, which enabled it to create APP. All these attributes give the Board confidence that the Group can sustain growth and translate its forecast rise in London passenger traffic of 3.5% into a robust financial performance for 2005/06.

BAA plc FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 MARCH 2005

Consolidated profit and loss account for the year ended 31 March 2005

	2005			2004		
	Before Exceptional Items £m	Exceptional Items (See note 3) £m	Total £m	Before Exceptional Items £m	Exceptional Items (See note 3) £m	Total £m
Continuing operations	2,123	-	2,123	1,978	-	1,978
Discontinued operations	-	-	-	3	-	3
Revenue – Group and share of joint ventures	2,123	-	2,123	1,981	-	1,981
Less share of joint venture revenue – continuing operations	(8)	-	(8)	(11)	-	(11)
Group revenue	2,115	-	2,115	1,970	-	1,970
Operating costs	(1,427)	(16)	(1,443)	(1,354)	-	(1,354)
Group operating profit – continuing operations	688	(16)	672	616	-	616
Share of operating profit in joint ventures – continuing operations	4	-	4	4	-	4
Share of operating profit in joint ventures – discontinued operations	-	-	-	1	-	1
Share of operating profit in associates – continuing operations	15	-	15	4	-	4
Total operating profit	707	(16)	691	625	-	625
Profit on disposal of discontinued operations	-	-	-	-	3	3
Profit on the sale of fixed assets in continuing operations	-	112	112	-	-	-
Profit on ordinary activities before interest	707	96	803	625	3	628
Income from other fixed asset investments	1	-	1	1	-	1
Net interest payable – Group	(71)	-	(71)	(84)	-	(84)
Net interest payable – joint ventures	(4)	-	(4)	(4)	-	(4)
Net interest payable – associates	(7)	-	(7)	(3)	-	(3)
Other finance income – Group	11	-	11	1	-	1
Profit on ordinary activities before taxation	637	96	733	536	3	539
Tax on profit on ordinary activities	(188)	1	(187)	(161)	-	(161)
Profit on ordinary activities after taxation	449	97	546	375	3	378
Equity minority interests	(1)	-	(1)	(1)	-	(1)
Profit for the year attributable to shareholders	448	97	545	374	3	377
Equity dividends	(227)	-	(227)	(212)	-	(212)
Retained profit for the financial year transferred to reserves	221	97	318	162	3	165
Earnings per share	41.9p	9.1p	51.0p	35.3p	0.2p	35.5p
Diluted earnings per share			47.0p			33.9p

Statement of total recognised gains and losses for the year ended 31 March 2005

	2005 £m	2004 £m
Profit for the financial year attributable to shareholders *	545	377
Unrealised surplus on revaluation of investment properties	214	139
Tax attributable to gains previously recognised	(38)	-
Currency translation differences on foreign currency net investments	-	2
Actuarial (loss)/gain relating to net pension liability	(8)	188
Deferred tax associated with actuarial gain/(loss) relating to net pension liability	2	(57)
Total recognised gains and losses relating to the year	715	649
Prior year adjustment (see note 1)	1	
Total recognised gains and losses recognised since the last annual report and financial statements	716	

* Including joint ventures and associates profit of £5 million (2004: £1 million).

Reconciliation of movement in shareholders' funds for the year ended 31 March 2005

	2005 £m	2004 restated (see note 1) £m
Profit for the financial year attributable to shareholders	545	377
Equity dividends	(227)	(212)
Retained profit for the financial year	318	165
Other net recognised gains and losses relating to the financial year	170	272
New share capital subscribed	20	6
Own shares held in the Employee Share Trust	19	2
Net addition to shareholders' funds	527	445
Opening shareholders' funds	4,974	4,574
Prior year adjustment (see note 1)	-	(45)
Closing shareholders' funds	5,501	4,974

Consolidated balance sheet as at 31 March 2005

	2005 £m	2004 restated (see note 1) £m
Fixed assets		
Intangible assets	9	10
Tangible assets	9,941	9,074
Investments in joint ventures:		
Share of gross assets	380	60
Share of gross liabilities	(233)	(46)
Loans	18	17
	165	31
Investments in associates	38	49
Other investments	68	79
	10,221	9,243
Current assets		
Stocks	25	23
Debtors	276	270
Short-term investments	1,043	740
Cash at bank and in hand	167	150
	1,511	1,183
Creditors: amounts falling due within one year	(1,105)	(945)
Net current assets	406	238
Total assets less current liabilities	10,627	9,481
Creditors: amounts falling due after more than one year		
Other creditors	(3,315)	(2,760)
Convertible debt	(841)	(838)
	(4,156)	(3,598)
Provisions for liabilities and charges		
Deferred tax	(686)	(624)
Other provisions	(137)	(166)
	(823)	(790)
Equity minority interests	(9)	(8)
Net assets excluding pension and other post-retirement liabilities	5,639	5,085
Pension and other post-retirement liabilities (net of deferred tax)	(138)	(111)
Net assets including pension and other post-retirement liabilities	5,501	4,974
Share capital	1,076	1,071
Own shares purchased (see note 1)	(26)	(45)
Reserves	4,451	3,948
Equity shareholders' funds	5,501	4,974

Consolidated cash flow statement for the year ended 31 March 2005

	2005	2004 restated (see note 1)
	£m	£m
Operating activities:		
Operating profit	688	616
Depreciation	285	257
Amortisation	1	1
Profit on sale of fixed assets	(6)	(2)
(increase)/ decrease in stocks	(2)	4
Increase in debtors	(26)	(49)
Decrease in creditors	(11)	(1)
Decrease in provisions	(12)	(6)
Increase in net pension liability	40	33
Net cash inflow from operating activities	957	853
Dividends received from joint ventures	1	1
Returns on investments and servicing of finance		
Interest paid	(225)	(197)
Cost of bond issues	-	(9)
Interest received	44	51
Dividends paid to minority interests	-	(1)
Net cash outflow from returns on investments and servicing of finance	(181)	(156)
Taxation		
UK corporation tax paid	(91)	(85)
Overseas tax paid	(5)	(2)
Net cash outflow from taxation	(96)	(87)
Capital expenditure and financial investment		
Additions to operational assets	(1,429)	(1,266)
Sale of operational assets	66	5
Sale of investment properties*	509	-
Net additions to long-term investments	(4)	-
Net cash outflow from capital expenditure and financial investment	(858)	(1,261)
Acquisitions and disposals		
Disposal of joint venture	21	13
Disposal of/ (investment in) associate	12	(25)
Disposal of trade investment	12	-
Net cash inflow/ (outflow) from acquisitions and disposals	45	(12)
Equity dividend paid	(214)	(205)
Cash outflow before use of liquid resources and financing	(346)	(867)
Management of liquid resources		
Cash (placed on)/ returned from deposit	(264)	255
Purchase of commercial paper	(39)	(119)
	(303)	136
Financing		
Issue of shares	20	6
Sale of own shares by Employee Share Trust	16	2
Net increase in debt	630	596
Net cash inflow from financing	666	604
Increase/(decrease) in cash in the year	17	(127)

* Impact of exceptional items on the Group's cashflow is given in note 3.

Reconciliation of net cash flow to movement in net debt

	2005 £m	2004 £m
Increase/(decrease) in cash in the year	17	(127)
Cash inflow from increase in debt	(630)	(596)
Cash outflow/(inflow) from use of liquid resources	303	(136)
Foreign exchange translation differences	-	(2)
	(310)	(861)
Bond issue costs deferred	-	9
Increase in net debt in the year	(310)	(852)
Opening net debt	(2,770)	(1,918)
Closing net debt	(3,080)	(2,770)

Segmental information for the year ended 31 March 2005

Revenue

	2005 £m	2004 £m
Airports		
Heathrow	936	843
Gatwick	314	289
Stansted	156	141
Total UK regulated airports	1,406	1,273
Glasgow	73	69
Edinburgh	69	63
Aberdeen	29	28
Southampton	17	19
Total UK non-regulated airports	188	179
World Duty Free	373	372
Total UK airports	1,967	1,824
International	59	53
BAA Lynton		
Continuing operations	18	20
Discontinued operations	-	3
Total BAA Lynton	18	23
Rail	69	67
Other operations	2	3
Group	2,115	1,970
Share of joint ventures		
International joint ventures – continuing operations	8	10
UK joint ventures – continuing operations	-	1
Total share of joint ventures	8	11
Group and share of joint ventures	2,123	1,981
Analysed between:		
United Kingdom – continuing operations	2,056	1,915
United Kingdom – discontinued operations	-	3
Europe – continuing operations	30	30
North America – continuing operations	19	13
Australia and Other – continuing operations	18	20
	2,123	1,981

Segmental information for the year ended 31 March 2005

Profit

	Operating profit pre-exceptional		Profit before interest and tax	
	2005	2004	2005	2004
	£m	£m	£m	£m
Airports				
Heathrow	405	364	437	364
Gatwick	106	91	111	91
Stansted	46	39	45	39
Total UK regulated airports	557	494	593	494
Glasgow	25	22	23	22
Edinburgh	29	23	28	23
Aberdeen	10	9	9	9
Southampton	7	6	7	6
Total UK non-regulated airports	71	60	67	60
World Duty Free	25	24	25	24
Total UK airports	653	578	685	578
International	15	12	15	12
BAA Lynton	15	17	82	17
Rail – continuing operations	16	14	16	14
– Paddington check-in facilities write off (see note 4)	(6)	-	(6)	-
Other operations	(5)	(5)	(8)	(2)
Group	688	616	784	619
Share of joint ventures and associates				
International joint ventures – continuing operations	4	4	4	4
UK joint ventures – discontinued operations	-	1	-	1
International associates – continuing operations	14	3	14	3
UK associates – continuing operations	1	1	1	1
Total share of joint ventures and associates	19	9	19	9
Group and share of joint ventures and associates	707	625	803	628
Analysed between:				
United Kingdom – continuing operations	674	605	770	605
United Kingdom – discontinued operations	-	1	-	4
Europe – continuing operations	6	5	6	5
North America – continuing operations	3	1	3	1
Australia – continuing operations	24	13	24	13
	707	625	803	628

Segmental information as at 31 March 2005

Net assets

	2005 £m	2004 restated (see note 1) £m
Airports		
Heathrow	5,364	4,361
Gatwick	1,255	1,145
Stansted	1,046	1,033
Total UK regulated airports	7,665	6,539
Glasgow	219	198
Edinburgh	230	187
Aberdeen	86	75
Southampton	77	65
Total UK non-regulated airports	612	525
World Duty Free	15	14
Total UK airports	8,292	7,078
International	35	32
BAA Lynton	-	230
Rail	529	544
Other operations	(340)	(109)
Group	8,516	7,775
Share of joint ventures and associates		
International joint ventures – continuing operations	29	28
UK joint ventures – continuing operations	136	2
UK joint ventures – discontinued operations	-	1
International associates – continuing operations	38	45
UK associates – continuing operations	-	4
Total share of joint ventures and associates	203	80
Group and share of joint ventures and associates	8,719	7,855
Analysed between:		
United Kingdom – continuing operations	8,617	7,749
United Kingdom – discontinued operations	-	1
Europe – continuing operations	32	29
North America – continuing operations	3	5
Australia and Other – continuing operations	67	71
	8,719	7,855
Net debt	(3,080)	(2,770)
Pension and other post-retirement liabilities	(138)	(111)
Net assets	5,501	4,974

NOTES

1. The accounts are prepared under the historical cost convention, as modified by the revaluation of investment properties and of investments in subsidiaries, and in accordance with all applicable United Kingdom Accounting Standards.

   The accounts have been updated for the adoption of Urgent Issues Task Force abstract 38 'Accounting for ESOP Trusts' (UITF 38), which came into force from 1 April 2004. UITF 38 requires investments in own shares to be deducted from equity and not treated as a fixed asset investment. This change in accounting policy has been accounted for as a prior-period adjustment and accordingly the prior year balance sheet and cash flow statement have been restated. The change reduces shareholders' funds by £45m as at 31 March 2004.

   This reclassification affects distributable reserves. UITF 38 had no impact on the 2004/05 profit and loss account. However, the profit and loss reserve as at 1 April 2003 was affected by the adoption of UITF 38. UITF 38 required the release of a £1m provision (net of tax) during 2004/05.

   In accordance with UITF 38, cash proceeds received from the sale of own shares held by the Employee Share Trust have been reclassified in the cash flow from capital expenditure and financial investment to financing.

   The accounts have also been updated for UITF 17 (revised 2003) 'Employee Share Schemes'. The adoption of this standard has not resulted in a material change to the comparative figures.

2. On 13 April 2005, BAA reached a settlement with Ryanair regarding the litigation entered into by both parties in July 2004. One of the effects of the settlement was that BAA withdrew its repudiation claim. This adjusting post balance sheet event required BAA to issue credit notes in respect of £20m of airport charges and to release the £20m provision (in operating costs) that had been established. This had no impact on reported operating profit.

3. The following exceptional items have been recognised during the year:

	2005 £m	2004 £m
Operating items		
Reorganisation costs	(16)	-
Non operating items		
Profit on sale of investment properties	39	-
Profit on sale of investment properties and other related property assets to APP	73	-
Profit on disposal of McArthurGlen Ashford – discontinued operation	-	8
Additional provision for businesses disposed in prior years	-	(5)
	112	3
Tax credit on exceptional items	1	-
Total exceptional items	97	3

   £16m of costs related to reorganisation have been recognised, comprising £10m of initial costs incurred and a further £6m provided. These costs were in respect of severance payments, organisational design and programme management.

   £39m has been recognised as an exceptional profit on the disposal of hotels and petrol stations.

   In March 2005, BAA sold a portfolio of property and property related assets (such as the investment in the Airport Hotels Partnership, Airport Industrial Limited Partnership and the residual investment in BMG Swindon) through the creation of Airport Property Partnership (APP), a 50:50 joint venture with Morley Fund Management. The net cash proceeds associated with the transaction were £565m. The transaction gave rise to an exceptional profit of £73m.

This profit has been calculated as follows:

	2005 £m
Value of assets transferred	793
Less carrying value of assets disposed:	
Investment properties	(533)
Operational assets	(33)
Investments	(66)
	(632)
Total gain	161
50% restriction*	80
Transaction costs	(11)
Release of profit restricted on previous internal property transactions	4
Net group profit	73

*The total gain has been restricted by 50% due to our continuing interest in APP (as a joint venture). The balance of the gain has been offset against the cost of the investment in APP.

The impact of the exceptional items on cashflow is as follows:

	2005 £m
Operating exceptional item:	
Incurred costs of reorganisation	(10)
Non-operating exceptional item:	
Sale of investment property and other related assets to APP:	
Sale of investment properties (net of £222m investment in APP)	455
Sale of trading properties*	28
Sale of operational assets	43
Sale of interests in associates, joint ventures and investments	45
Transaction costs incurred	(6)
Net cash inflow from the sale of property related assets to APP	565
Sale of other investment properties	60
Net cash inflow from non-operating exceptional items	625
Net cash inflow from exceptional items	615

*Proceeds from the sale of trading properties are included within cash inflow from operating activities.

4. A £6m write off of the check-in facilities at Paddington provided by Heathrow Express was recognised as a one-off charge within operating profit. There was no impact on cash flow. The airlines using the facilities surrendered their contracts in December 2004 and consequently this facility was closed.

5. The Group's net interest charge was £71m (31 March 2004: £84m). This is net of capitalised interest of £127m (31 March 2004: £85m) of which £90m (2004: £62m) is in respect of Terminal 5. £7m (2004: £14m) relates to the unwinding of the discount on provisions.

6. The underlying taxation charge for the year ended 31 March 2005, before exceptional items, was 29.5% (31 March 2004: 30%). An exceptional tax credit of £1m related to the exceptional profit was also recognised in the profit and loss account. This comprised a corporation tax charge of £29m (mainly from the disposal of investment properties) and a deferred tax credit of £30m (related to the retention of capital allowances associated with property assets sold and to reorganisation costs).

7. Certain of the Group's investment properties have been valued by Drivers Jonas, Chartered Surveyors, at £2,002m (31 March 2004: £2,003m). The Group's remaining investment properties are shown at a Directors' valuation of £675m (31 March 2004: £967m), which was reviewed by Drivers Jonas.

8. Airport fixed assets in the course of construction (excluding capitalised interest and the unwinding of the discount rate on the purchase of the Thames Water land) included £2,362m (31 March 2004: £1,589m) in respect of Terminal 5 at Heathrow Airport. This included £179m (31 March 2004: £189m) for the acquisition of land for the construction of Terminal 5. The operational assets employed by the vendor of this land have been relocated and the

Airport fixed assets in the course of construction also included £29m related to costs incurred in respect of initial planning application preparation (£13m – see note 13) and the purchase of domestic properties that fall within the expanded airport boundary (£16m – see note 14), required for the development of a second runway and related facilities at Stansted Airport.

9. Net borrowings amounted to £3,080m (31 March 2004: £2,770m).

10. Pension and other post retirement liabilities comprised a deficit on the main pension scheme of £123m (31 March 2004: £98m) and provision for unfunded pension obligations and post retirement medical benefits of £15m (31 March 2004: £13m). All amounts are net of deferred tax.

11. Holders of US$109m of Loan Notes of World Duty Free Americas, Inc. (now known as DFA Inc.), sold by BAA in October 2001, issued proceedings against BAA plc, World Duty Free plc and the purchaser of DFA Inc. in May 2002, for $109m and punitive damages, claiming the defendants had fraudulently conveyed the assets of DFA Inc. A trial in December 2003 found BAA plc and World Duty Free plc not liable to the bond holders on all counts. An appeal by the bond holders was held in November 2004 and a decision is expected shortly. BAA is confident that it will be successful in opposing the appeal or, again, succeeding in the unlikely event of a further trial being ordered.

12. Reconciliation of net retail income and net retail income per passenger:

	2005	2004
	£m	£m
UK airports retail revenue	448	411
World Duty Free revenue	373	372
Less cost of sales	(233)	(235)
Net retail income	588	548
UK fixed wing passengers (unaudited)	141.3m	133.0m
Net retail income per passenger	£4.16	£4.12

13. The Government's White Paper on aviation was published on 16 December 2003 and sets out the Government's policy for runway development in the UK. The Government has chosen a second runway at Stansted Airport as its preferred location for the first new runway in the South East of England. As the development at Stansted will be the subject of a planning inquiry, BAA is pressing ahead with the necessary preparation of a planning application and environmental impact assessment. The anticipated costs of preparing for and undertaking the planning application are approximately £72m to 31 March 2008. These costs are being capitalised as part of the runway development costs (see note 8).

14. As part of its commitment to the Stansted development, BAA has announced three schemes (the Home Value Guarantee Scheme, the Home Owners Support Scheme and the Special Cases Scheme) for those people living near the airport whose homes will be affected by the airport expansion. The current estimate of the net cost of the compensation schemes is up to £100m (with approximately £33m being incurred in this regulatory period). These costs are being capitalised as part of the runway development costs (see note 8).

15. The White Paper also commits BAA (and other airport operators) to offering noise mitigation measures for existing airports and voluntary blight schemes for future airport activity at all UK airports. BAA carried out a detailed examination of these White Paper provisions and consulted extensively with local communities at its airports on the implementation of potential schemes. Based on BAA's evaluation, it is estimated that payments under the noise schemes may amount to £7m per annum for the next five years and up to £350m over the next 30 years for blight schemes. Details of these schemes will be announced at the end of June.

16. Subject to approval at the Annual General Meeting, the recommended final dividend of 14.3p per ordinary share will be paid on 12 August 2005 to shareholders on the register on 10 June 2005. This will bring the total dividend for the year to 21.2p per share, an increase of 6.0%.

17. The above financial information does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985 for the years ended 31 March 2005 or 2004, but it is derived from those accounts. Statutory accounts for 2004 have been delivered to the Registrar of Companies, and those for 2005 will be delivered shortly. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. Shareholders who prefer to receive the accounts in shorter form will receive a copy of the Annual Review, which contains a Summary Financial Statement.

ANNUAL GENERAL MEETING

The 2005 Annual General Meeting of BAA plc will be held in The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on 15 July 2005 at 11.15 am.

By order of the Board of BAA plc
Rachel Rowson
Company Secretary
16 May 2005